FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

13 March 2015

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

Deferred awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted in 2012 as part of variable pay for the performance year ended 31 December 2011.

On 12 March, the final tranche of the Awards vested and the following transactions took place in London.

Directors

Name	Shares released3	Additional Shares awarded in lieu of the 2014 4th interim dividend4	Shares sold to cover withholding tax at £5.6124 per Share	Shares vested (net)
Stuart Gulliver1	91,298	1,996	42,912	48,386
Iain Mackay1	45,972	1,006	21,608	24,364
Marc Moses1	47,784	1,046	22,460	25,324

Other PDMRs

Name	Shares released3	Additional Shares awarded in lieu of the 2014 4th interim dividend4	Shares sold to cover withholding tax at £5.6124 per Share	Shares vested (net)
Ann Almeida1	60,294	1,320	28,340	31,954
Samir Assaf1	191,814	4,196	88,076	103,738
Peter Boyles2	21,122	462	9,557	11,565
Simon Cooper2	28,019	613	6,075	21,944
John Flint1	76,840	1,680	35,348	41,492
Alan Keir1	57,388	1,256	26,974	30,414
Antonio Losada2	22,793	499	6,269	16,524
Peter Wong2	40,401	884	6,061	34,340

1 Half of the net shares vested are required to be retained for six months.
2 All of the net shares vested are required to be retained for six months.
3The number of Shares released includes the Shares awarded in lieu of the 2014 4th interim dividend.
4USD8.9424 per Share being the average closing price of the Company's Shares on the London Stock Exchange between 23 and 27 February 2015 converted into USD at a spot rate from 27 February 2015.

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                    Date: 13 March 2015